DAVIS & GILBERT LLP
                                 1740 BROADWAY
                            NEW YORK, NEW YORK 10019






DIRECT DIAL NUMBER                                          MAIN FACSIMILE
(212) 468-4944                                              (212) 468-4888
 EMAIL ADDRESS                                            PERSONAL FACSIMILE
rnorton@dglaw.com                                           (212) 974-6969



                                                        November 13, 2009


VIA EMAIL AND EDGAR

Cecilia Blye, Esq., Chief
Office of Global Security Risk
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

                Re:     WPP plc
                        Form 20-F for the Fiscal Year Ended December 31, 2008 Filed May 12, 2009
                        File No. 0-16350

Dear Ms. Blye:

     On behalf of WPP plc (the "Company"), this letter responds to the comments received from the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") in a letter dated September 30, 2009 (the "Comment Letter") pertaining to the captioned report on Form 20-F. For ease of reference in this letter, the Commission's comments contained in the Comment Letter are reproduced in bold in numerical sequence in this letter, and the corresponding responses of the Company are shown below each comment.

     1. It appears from your website and the websites of certain of your subsidiaries that some of your divisions and subsidiaries have offices in Damascus, Syria. It appears from various news articles and other public sources that certain of your subsidiaries have offices in Iran or Syria, and have engaged in business activities associated with Iran and Cuba.

          We note that your Form 20-F does not discuss contacts with Iran, Syria and Cuba. Iran, Syria and Cuba are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Iran,

Cecilia Blye, Esq.
Securities and Exchange Commission
November 13, 2009
Page 2


          Syria and Cuba, whether through affiliates, distributors, or other direct or indirect arrangements. Your response should describe any services you have provided into those countries, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

     The limited activities that the Company has engaged in that are associated with Iran and Syria are described below. The Company does not have any direct or indirect contacts with Cuba. To put the activities in Iran and Syria in context, the Company's overall revenues in 2008 were approximately $12.3 billion. To the best of our knowledge, no U.S. persons (including U.S. citizens, permanent residents, individuals or entities physically located in the U.S., and branches and subsidiaries of U.S. corporations) are involved in these activities.

     The discussion below is organized by principal operating unit.

     JWT
     ---

     The Company indirectly owns 31.08% of JWT Limited Liability (formerly known as J. Walter Thompson Damascus, d/b/a Tihama al Mona Damascus), a Syrian company ("JWT LL"). JWT LL provides advertising services to clients in Syria. JWT LL's revenues associated with these services were approximately $631,000 in 2006, $523,000 in 2007 and $726,000 in 2008. The Company's proportionate share of these revenues would be approximately $196,115 in 2006, $162,548 in 2007 and $225,641 in 2008; however, dividends actually received by the Company were nil in 2006, $105,000 in 2007 and $101,000 in 2008.

     JWT does not have any assets, employees or operations in Iran. However, in order to service certain clients with business in Iran JWT LLC, a United Arab Emirates company, obtains some services from a local agency called Darvaag. JWT LLC bills the clients on behalf of Darvaag but earns no revenues from Darvaag's work. There is no standing agreement between JWT LLC and Darvaag.

     Ogilvy & Mather Worldwide ("Ogilvy")
     ------------------------------------

     The Company owns a minority interest (40%) in Memac Holding Inc., a Panama company, which, in turn, owns a minority interest (49%) in Memac Ogilvy Droubi ("Droubi"), a Syrian company that commenced operations in August of this year. Therefore, the Company's effective interest in Droubi is only 19.6%. The Company has no board representation in Droubi. Droubi provides advertising services to clients in Syria. Droubi's revenues associated with these services are expected to be approximately $160,000 in 2009. The Company's proportionate shares of these revenues would be approximately $31,360.

     The Kantar Group ("Kantar")
     ---------------------------

     Certain units of the Company's Information, Insight and Consultancy segment, managed under the umbrella of Kantar, perform services for clients in

Cecilia Blye, Esq.
Securities and Exchange Commission
November 13, 2009
Page 3


Iran and Syria. For such purposes, these companies, including AMRB and TNS Middle East & Africa Ltd. ("TNS MEA"), subcontract the fieldwork to third party agencies. AMRB's revenues associated with these services were approximately $136,800 in 2006, $122,700 in 2007, $49,000 in 2008, and a total of $400,000 in the first three quarters of 2009. TNS, which was acquired by the Company in October 2008, earned revenues of approximately $1,400,000 in 2008 and $950,000 in the first nine months of 2009 for these services in Iran and Syria. Of the amounts earned in 2008, TNS MEA paid out approximately $590,000 to subcontractors. In addition, BMRB International, an affiliate of the Company, has granted an Iranian company the right to use BRMB's Target Group Index materials in Iran and has granted another Iranian company the right to use BRMB's Publisher Tool Kit software in Iran. The revenue associated with these license agreements is approximately $40,000 per year.

     Hill & Knowlton
     ---------------

     In July and August 2009, Hill & Knowlton Belgium, an affiliate of the Company, provided services in connection with a small project (approximately $12,000) to the subsidiary in the United Kingdom of Melli Bank, an Iranian state owned bank.

     Grey
     ----

     Grey does not have any assets, employees or operations in Iran. However, in order to service a European client with business in Iran, Grey Worldwide Middle East Network Sarl ("Grey MENS"), an affiliate of the Company, obtains some services from a local agency called Eshareh Advertising Agency ("Eshareh"). Eshareh purchases media space on behalf of Grey MENS for the client. Grey MENS' revenues associated with these services were approximately $41,000 in 2006, $85,000 in 2007 and $100,000 in 2008.

     GroupM
     ------

     The Company owns a minority interest (49.12%) in MEC (Mediaedge:cia) FZ LLC ("MEC"), which books media space in Syria for some of its international clients through a local agency called Intermarkets Advertising LLC ("Intermarkets"). Intermarkets sometimes books media space outside Syria through MEC for some of its own clients. MEC's revenues associated with these services were approximately $7,600 in 2006, $8,500 in 2007, $5,200 in 2008 and $6,200 for the
first nine months of 2009. The Company's proportionate share of these revenues would be approximately $3,733 in 2006, $4,175 in 2007, $2,554 in 2008 and $3,045
for the first nine months of 2009.

     MEC has also booked media space in Iran for some of its international clients through a local agency called Hadaf Nihai Co. MEC's revenues associated with these services were approximately $10,500 in 2006 and $14,200 in 2007; revenues associated with these services were nil in 2008 and the first three quarters of 2009. The Company's proportionate share of these revenues would be approximately $5,158 in 2006 and $6,975 in 2007.

Cecilia Blye, Esq.
Securities and Exchange Commission
November 13, 2009
Page 4


     2. Please discuss the materiality of your contacts with Iran, Syria and Cuba, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and any subsequent period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you may be aware, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with state sponsor of terrorism. You materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria and Cuba.

     The Company does not believe that its contacts with Iran and Syria are material to its business. From a quantitative perspective, the Company's contacts with Iran and Syria are negligible. Its aggregate 2008 revenues associated with contacts with these two countries amounted to approximately $1,400,000, or less than 0.015% of the Company's overall 2008 revenues. As noted above, the Company does not have any contacts with Cuba.

     Given the quantitative insignificance of the contacts described above, and given that the contacts are focused exclusively on the provision of marketing communications services on behalf of multinational clients, the Company does not believe that its contacts with Iran and Syria pose any investment risk for its security holders from a qualitative perspective, including any risk of a potential material adverse impact on the Company's reputation and share value.

                                     * * * *

     On behalf of the Company we acknowledge that:

     o the Company is responsible for the adequacy and accuracy of the disclosure in its annual reports on Form 20-F;
     o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the annual reports on Form 20-F; and
     o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Cecilia Blye, Esq.
Securities and Exchange Commission
November 13, 2009
Page 5


     Please do not hesitate to contact the undersigned at (212) 468-4944 if you have any further comments or questions.

                                        Very truly yours,

                                        /s/ Ralph W. Norton
                                        Ralph W. Norton

cc:     Paul W.G. Richardson
        Mark Povey, Esq.
        Firouzeh Bahrampour, Esq.
        Curt Myers, Esq.